UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **May 16, 2014**

Independence Holding Company
(Exact name of registrant as specified in its charter)

Delaware	**001-32244**	**58-1407235**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

96 Cummings Point Road
Stamford, CT 06902
(Address of principal executive offices, including zip code)

(203) 358-8000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders.

The Annual Meeting of Stockholders of Independence Holding Company (the "Company") was held on May 16, 2014. Matters submitted to stockholders at the meeting and the voting results thereof were as follows:

Proposal One – Election of Directors

The stockholders of the Company elected each of the following director nominees proposed by the Company's Board of Directors to serve until the next annual meeting of stockholders of the Company. The voting results for each director nominee are set forth below.

Name	For	Withheld	Broker Non-Votes
Mr. Larry R. Graber	12,332,721	2,189,725	2,047,902
Mr. David T. Kettig	12,345,937	2,176,509	2,047,902
Mr. Allan C. Kirkman	13,672,772	849,674	2,047,902
Mr. John L. Lahey	14,333,142	189,304	2,047,902
Mr. Steven B. Lapin	12,332,721	2,189,725	2,047,902
Mr. James G. Tatum, C.F.A.	14,323,812	198,634	2,047,902
Mr. Roy T. K. Thung	12,401,129	2,121,317	2,047,902

Proposal Two – Ratification of Appointment of Independent Auditors

The stockholders of the Company ratified the appointment of KPMG LLP as the Company's independent auditor for the fiscal year ended December 31, 2014. The voting results for the appointment of KPMG LLP are set forth below.

For	Against	Abstention	Broker Non-Votes
16,504,509	64,397	1,442	2,047,902

Proposal Three –Executive Officer Compensation

The stockholders of the Company ratified, on a non-binding advisory basis, the compensation paid to the Company's named executive officers as disclosed in the Company's proxy statement. The voting results are set forth below.

For	Against	Abstention	Broker Non-Votes
14,323,996	159,717	38,733	2,047,902

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

Date: May 16, 2014

By: */s/ Adam C. Vandervoort*

Name: Adam C. Vandervoort
Title: Corporate Vice President, Secretary and General Counsel